Exhibit 99.1

HOTEL101 GLOBAL HOLDINGS CORP. AND JVSPAC ACQUISITION CORP. ANNOUNCE CLOSING OF BUSINESS COMBINATION

Hotel101 Global Holdings Corp. Shares to Begin Trading on Nasdaq on July 1, 2025 under Ticker Symbol “HBNB”

Singapore, June 30, 2025 – Hotel101 Global Holdings Corp. (“Hotel101” or “HBNB”), an asset-light, prop-tech hospitality platform business designed for rapid global growth, today announced the closing of its business combination with JVSPAC Acquisition Corp. (Nasdaq: JVSA). The business combination was approved by JVSPAC shareholders on June 24, 2025.

Trading is scheduled to commence on July 1, 2025 under the ticker symbol “HBNB”. Hotel101 celebrated its U.S. public listing by ringing the Opening Bell at Nasdaq on June 27, 2025.

With an equity value at closing of US$2.3 billion, Hotel101 is the first Filipino-owned company to be listed and traded on the Nasdaq. Hotel101 is a subsidiary of Philippine-listed DoubleDragon Corporation (PSE: DD).

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About Hotel101 Global Holdings Corp.

Headquartered in Singapore, Hotel101 is an asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model. Hotel101 aims to disrupt the global hotel and hospitality sector through its unique tech-enabled business model that positions it to generate revenues twice: first from the advance sale of individual hotel units during the construction phase; and second, from long-term recurring revenue derived from day-to-day hotel operations.

Hotel101 and its affiliates have nine Hotel101-branded properties in the Philippines in various stages of operations and development, as well as three projects under development overseas in Hokkaido (Japan), Madrid (Spain), and Los Angeles (United States). In May 2025, Hotel101 signed an agreement with Saudi Arabia’s Horizon Group to, subject to additional contract, establish a joint venture for the development of up to 10 hotels in Saudi Arabia. Hotel101 aspires to operate 1 million rooms across 100 countries worldwide, with an initial 25 identified priority countries for the medium term. Hotel101 is a subsidiary of Philippine-listed DoubleDragon Corporation (PSE: DD).

For more information, visit www.hotel101global.com.

About DoubleDragon Corporation

DoubleDragon Corporation currently has total assets of approximately US$4 billion, with a portfolio that spans over one million square meters of gross floor area principally from provincial community malls, a string of office buildings, a chain of industrial warehouse complexes and its chain of hotels.

DoubleDragon Corporation has been listed on the Philippine Stock Exchange since 2014 and is controlled by two entities that own a combined 70% majority stake: Injap Investments Inc., which is a private family holding company led by Filipino Entrepreneur Edgar “Injap” Sia II, who is also the Chairman of MerryMart Consumer Corp, and Founder of Mang Inasal, one of the largest QSR fast food chains in the Philippines which is now under Jollibee Foods Corp.; and Honeystar Holdings Corp., which is a private family holding company led by Filipino Entrepreneur Tony Tan Caktiong, who is also the Chairman and Founder of the global QSR fast food chain Jollibee Foods Corp. Jollibee is the largest fast food QSR company in the Philippines and one of the largest globally through its portfolio of food brands with over 9,900 branches worldwide. Jollibee Foods Corp. currently has a market capitalization of over US$4.3 billion.

About JVSPAC Acquisition Corp.

JVSPAC Acquisition Corp. is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward Looking Statements

This announcement includes “forward-looking statements” which may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated equity value of the combined company, Hotel101’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transaction, JVSPAC’s and Hotel101’s ability to consummate the Transaction, and expectations related to the terms and timing of the Transaction, as applicable. These statements are based on various assumptions, whether or not identified in this announcement, and on the current expectations of JVSPAC’s and Hotel101’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JVSPAC and Hotel101. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of JVSPAC and Hotel101 to successfully or timely consummate the proposed Transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction; failure to realize the anticipated benefits of the proposed Transaction; the combined company’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to Hotel101’s business; risks relating to the combined company’s vulnerability to security breaches; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by JVSPAC’s public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Transaction; the impact of the COVID-19 pandemic on Hotel101’s or the combined company’s business and the global economy; and those factors discussed in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024, under the heading “Risk Factors,” in JVSPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the heading “Risk Factors” filed with the SEC on March 11, 2025 and other documents filed, or to be filed, by JVSPAC with the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither JVSPAC nor Hotel101 presently knows or that JVSPAC and Hotel101 currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect JVSPAC’s and Hotel101’s expectations, plans or forecasts of future events and views as of the date of this announcement. JVSPAC and Hotel101 anticipate that subsequent events and developments will cause JVSPAC’s and Hotel101’s assessments to change. However, while JVSPAC and Hotel101 may elect to update these forward-looking statements at some point in the future, JVSPAC and Hotel101 specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JVSPAC’s and Hotel101’s assessments as of any date subsequent to the date of this announcement. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The HBNB shares have not been offered, listed or registered in the Philippines with the Philippine Securities and Exchange Commission. Any future offer or sale thereof in the Philippines will be subject to registration requirements under the Philippine Securities Regulation Code unless such offer or sale in the Philippines qualifies as an exempt transaction.

Contacts

Brunswick Group - Hotel101@brunswickgroup.com